AMP 3/11/03

cm

SEC 03014592 COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fitzmaurice Investment Management Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Penn Plaza
(No. and Street)

New York (City) New York (State) 10001 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Messina (212) 290-7676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP/Now Known As
Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Michael Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fitzmaurice Investment Management Services, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Controller & FINOP

Title

Notary Public

MARYANN PEDUTO
Notary Public, State of New York
No. 01PE4896894
Qualified in Kings County
Commission Expires Nov. 23, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Fitzmaurice Investment Management Services, LLC
New York, New York

We have audited the accompanying statement of financial condition of Fitzmaurice Investment Management Services, LLC as of December 31, 2002, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, an all material respects, the financial position of Fitzmaurice Investment Management Services, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting practices generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Co., LLP

New York, New York
January 31, 2003

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 6,003
Commissions and fees receivable (net of allowance of $10,000)	68,836
	$ 74,839
LIABILITIES	
Accrued expenses	$ 680
MEMBER'S EQUITY	74,159
	$ 74,839

See notes to financial statements

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Statement of Operations
Year Ended December 31, 2002

Revenues:	
Commission and fee income	$ 290,312
Interest and dividend income	73
	290,385
Expenses:	
Allowance for doubtful accounts	10,000
Miscellaneous expenses	4,473
Professional fees	2,680
	17,153
Net income	$ 273,232

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Statement of Changes in Member's Equity

Member's equity at December 31, 2001	$ 12,770
Member's contribution	4,000
Member's distributions	(215,843)
Net income	273,232
Member's equity at December 31, 2002	$ 74,159

See notes to financial statements

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 273,232
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions and fees receivable	(68,836)
Accrued liabilities	680
Net cash provided by operating activities	205,076
Cash flows from financing activities:	
Member's contribution	4,000
Member's distributions	(215,843)
Net cash used in financing activities	(211,843)
Net decrease in cash	(6,767)
Cash - beginning of year	12,770
Cash - end of year	$ 6,003

See notes to financial statements

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Notes to Financial Statements
December 31, 2002

NOTE A - THE COMPANY

Fitzmaurice Investment Management Services, LLC (the "Company") is a Delaware limited liability company which became registered as a broker-dealer on April 19, 2002. The Company provides qualified retirement plan asset management brokerage services to mid-sized companies.

During January 2002, the Company became a wholly owned subsidiary of Fitzmaurice Companies, Inc. ("FCI"). Membership interests were proportionately exchanged for shares of FCI common stock.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[2] Expense sharing agreement:

The Company has an expense sharing arrangement with Fitzmaurice & Company, LLC ("F&C"), a wholly owned subsidiary of FCI. The agreement stipulates that the Company is responsible for payment of all regulatory related expenses including, but not limited to, National Association of Securities Dealers ("NASD") membership and assessment fees, auditing fees and NASD registration fees related to the Company's employees. Expenses that are nonregulatory in nature will be the responsibility of F&C. These expenses include, but not limited to, salaries, rent, income taxes, insurance and other administrative costs.

[3] Revenue recognition:

Revenue consists primarily of commissions and fees earned from insurance, service or investment companies based on premiums, service fees or investment contributions payable to them from entities for which the Company provides consulting services. Commission revenue is recognized during the policy or contract period based on estimated premiums, service fees or investment contributions payable to the insurance, service or investment companies by the Company's clients. Revenue also includes fees for consulting services, which are recognized when earned.

[4] Concentration of credit risk:

At certain points in time, the Company maintains cash balances at one financial institution in excess of amounts insured by the Federal Deposit Insurance Corporation.

[5] Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all temporary investments with maturities of three months at the date of purchase or less to be cash equivalents.

[6] Income taxes:

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination with the income or loss of FCI. Accordingly, no provision for federal, state or city income taxes has been included in the financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

In connection with the expense sharing agreement described in Note A[2], F&C paid expenses on behalf of the Company totaling approximately $214,000.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of approximately $5,300, which was $300 in excess of its required net capital. The Company's net capital ratio was .13 to 1. At January 31, 2003 the Company had net capital of $20,623 (unaudited).

Supplementary Information

FITZMAURICE INVESTMENT MANAGEMENT SERVICES, LLC

Schedule of Computation of Net Capital
December 31, 2002

Total member's equity	$ 74,159
Deductions:	
Commissions and fees receivable	68,836
Net capital	$ 5,323
Aggregate indebtedness:	
Accrued liabilities	$ 680
Percentage of aggregate indebtedness to net capital	13%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 323
Net capital per Company's unaudited FOCUS report as of December 31, 2002	$ 59,159
Adjustment to commissions and fees receivable	(68,836)
Adjustment to accrued liabilities	15,000
Net capital per above	$ 5,323

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Fitzmaurice Investment Management Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Fitzmaurice Investment Management Services, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons.

[2] Recordation of differences required by Rule 17a-13.

[3] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Richard A. Eisner & Co., LLP

New York, New York
January 31, 2003